August 10, 2010

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of July 28, 2010, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-Q for the Period ended March 31, 2010

Filed May 4, 2010

File No. 001-02189

Form 10-Q for the period ended March 31, 2010

1.                                       A July 20, 2009 Wall Street Journal article titled “Drug Makers Criticized for Co-Pay Subsidies” mentions the company among others as providing these “co-pay subsidies.”  We are unable to find any disclosure of them in your filing. Please revise your disclosure to include a description, dollar amount for each period presented and your accounting treatment for these arrangements.  In addition, it appears that you participate in patient assistance programs.  Please revise your disclosure to include a description, the dollar amount for each period presented and your accounting treatment for these programs.

Response:

Abbott provides co-pay assistance on a limited basis for certain pharmaceutical products.  Each reporting period Abbott estimates its liability related to these and other patient voucher programs based on historical patient redemption trends, the impact of any program changes, and estimated product inventory levels in the distribution channel.  Abbott records the liability as a reduction of gross sales.

Co-pay assistance and other patient voucher programs for prescription drugs reduced revenues by $148 million in 2009 and $91 million in the first six months of 2010.  The 2009 provision for the cost of these programs was 0.5% of revenues and 2.1% of pre-tax earnings from continuing operations.  The 2010 year-to-date provision is 0.6% of revenues and 3.2% of pre-tax earnings from continuing operations.  We consider sales rebates a critical accounting policy and we provide detailed disclosures on our four largest rebate programs in the Critical Accounting Policies section of Abbott’s MD&A.  The provision for co-pay assistance programs is a fraction (29% of the smallest program disclosed) of the four largest rebate accruals.  Given the immateriality of the cost of the co-pay assistance program to Abbott’s sales and earnings, we do not believe that additional disclosure is required or warranted.

Abbott also provides or participates in other programs to assist patients facing financial difficulty in obtaining the medicines they need.  Through the Abbott Patient Assistance Foundation and other organizations, Abbott provides pharmaceutical, medical nutrition, and diabetes care products at no cost to eligible patients.  Patients must apply and be accepted into one of the programs.  Abbott expenses the cost of the product upon shipment to the patient, physician, or specialty pharmacy responsible for administering the program.

Abbott participates in various health care industry programs, such as the Partnership for Prescription Assistance and the Together Rx Access Card, which help patients gain access to a wide range of prescription medicines.  Abbott also donates funds to other charitable organizations that provide co-payment assistance to patients based on the organization’s eligibility requirements.  The expense is recorded when contributions to these programs and organizations are made.

The cost incurred by Abbott for these various other patient assistance programs is also not significant to Abbott’s consolidated results.  In 2009 Abbott incurred approximately $55 million, or less than 1% of pre-tax earnings from continuing operations, related to such programs.  In the first six months of 2010 Abbott incurred approximately $30 million, or approximately 1% of pre-tax earnings from continuing operations, related to such programs.  Given the immateriality of these costs to Abbott’s earnings, we do not believe that additional disclosure is required or warranted.